Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus High Yield Strategies
Fund (the "Fund") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2010 and from
April 30, 2010 through June 30, 2010 with respect to
securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following
tests performed as of June 30, 2010 and,  with respect
to agreement of security purchases and sales, for the
period from April 30, 2010 (the date of our last
examination), through June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
in safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Fund's accounting
records and the Custodian's records as of June 30, 2010;
5. Confirmation of pending purchases for the Fund as of June 30, 2010 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund
as of June 30, 2010 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Fund's trade tickets for five
purchases and five sales or maturities for the period
April 30, 2010 (the date of our last examination) through
June 30, 2010, to the books and records of the Fund
noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on
Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2009 through December 31, 2009 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through June 30, 2010.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus
High Yield Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Dreyfus High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2010

September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies Fund (the "Fund") is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company
Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of June 30, 2010 and from
April 30, 2010 through June 30, 2010.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010 ith respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund

Jim Windels
Treasurer